SFBC WYOMISSING LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2017

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Expertise Beyond The Numbers®

Certified Public Accountants and Business Consultants

SFBC WYOMISSING, LLC
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2017

	Page
Independent Accountants' Review Report	1
Financial Statements	
Balance Sheet	2
Statement of Income and Members' Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5

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Independent Accountants' Review Report

To the Members
SFBC Wyomissing LLC
Pottstown, Pennsylvania

We have reviewed the accompanying financial statements of SFBC Wyomissing LLC, which comprise the balance sheet as of December 31, 2017, and the related statement of income and members' equity and cash flows for the year ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Maillie LLP

Oaks, Pennsylvania
July 19, 2018

SFBC WYOMISSING, LLC
BALANCE SHEET
YEAR ENDED DECEMBER 31, 2017

CURRENT ASSETS	
Cash	$ -
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ -
MEMBERS' EQUITY	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

See accompanying notes and independent accountants' review report.

SFBC WYOMISSING, LLC

STATEMENT OF INCOME AND
MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2017

SALES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
GENERAL AND ADMINISTRATIVE EXPENSES		-
NET INCOME		-
MEMBERS' EQUITY AT THE BEGINNING OF THE YEAR		-
MEMBERS' EQUITY AT THE END OF THE YEAR	$	-

See accompanying notes and independent accountants' review report.

SFBC WYOMISSING, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss) for the year ended	$ -
NET INCREASE (DECREASE) IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

SFBC Wyomissing LLC (the "Company") is a Pennsylvania partnership formed in 2017. The Company had no activity in 2017, but plans to operate a restaurant and bar specializing in beers brewed by an affiliate.

Basis of Accounting

The Company prepares its financial statements on the accrual basis of accounting.

Income Taxes

All tax effects of the Partnership's income or loss are passed through to the partners individually; therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Date of Management's Review

Management has evaluated subsequent events through July 19, 2018, the date which the financial statements were available to be issued.

NOTE B - SUBSEQUENT EVENT

On May 23, 2018, the Company entered into an agreement with a bank for a $200,000 loan. The loan matures in June 2025 and is guaranteed by two of the owners of the Company.